Exhibit 99.10

Peak Gold, LLC Financial Statements and Report of Independent Auditors

As of December 31, 2020, June 30, 2020 and June 30, 2019 and for the six months ended December 31, 2020, and the years ended June 30, 2020 and June 30, 2019.

INDEX

PAGE

Report of Independent Auditors	3

Financial Statements

Balance Sheets	4
Statements of Operations	5
Statements of Members’ Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8-15

Report of Independent Auditors

PEAK GOLD, LLC
Balance Sheets

	December 31, 2020	June 30, 2020	June 30, 2019
Assets
Current Assets
Cash and Cash Equivalents	$2,089,554	$492,631	$473,056
Prepaid Expenses and Other Assets	-	3,135	-
	2,089,554	495,766	473,056

Non-Current Assets
Mineral Interests	1,819,404	1,433,886	1,433,886
Property, Plant and Equipment, net	213,344	178,739	57,538
Total Assets	$4,122,302	$2,108,391	$1,964,480

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$753,563	$190,641	$832,256
Accounts Payable-Manager and Affiliates	570,653	129,450	95,168
	1,324,216	320,091	927,424

Non Current Liabilities
Reclamation and Remediation Obligations	385,518	-	-
Total Liabilities	$1,709,734	$320,091	$927,424

Members' Equity
Members' Equity	2,412,568	1,788,300	1,037,056
Total Members' Equity	2,412,568	1,788,300	1,037,056

Commitments and Contingencies
Total Liabilities and Members' Equity	$4,122,302	$2,108,391	$1,964,480

See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Operations

	For the Six Months Ended	For The Year Ended
	December 31, 2020	June 30, 2020	June 30, 2019
Operating Expenses
Field Program- Drilling, Testing and Support	$1,542,183	$1,916,540	$2,929,992
Environmental and Permitting	607,337	487,192	620,387
Manager and Affiliate Employee Labor	491,109	828,224	1,090,153
General and Overhead	323,682	1,362,023	1,355,399
Community Relations	207,711	365,745	463,274
Engineering Studies	185,687	218,220	701,642
Administrative Charge	162,936	258,897	357,893
Depreciation, Depletion and Amortization Expense	12,928	11,915	3,028
Total Operating Expenses	3,533,573	5,448,756	7,521,768

Net Loss	$(3,533,573)	$(5,448,756)	$(7,521,768)

See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Members’ (Deficit) Equity

	Equity Contributions	Accumulated Losses	Total Members' Equity

Balance at June 30, 2018	$35,747,776	$(34,088,952)	$1,658,824

Equity contributions:	6,900,000		6,900,000
Net loss		(7,521,768)	(7,521,768)

Balance at June 30, 2019	$42,647,776	$(41,610,720)	$1,037,056

Equity contributions:	6,200,000		6,200,000
Net loss		(5,448,756)	(5,448,756)

Balance at June 30, 2020	$48,847,776	$(47,059,476)	$1,788,300

Equity contributions:	4,157,841		4,157,841
Net loss		(3,533,573)	(3,533,573)

Balance at December 31, 2020	$53,005,617	$(50,593,049)	$2,412,568

 See accompanying notes to financial statements.

PEAK GOLD, LLC
Statements of Cash Flows

	For The Six Months Ended	For The Year Ended
	December 31, 2020	June 30, 2020	June 30, 2019
Cash flows from operating activities:
Net loss	$(3,533,573)	$(5,448,756)	$(7,521,768)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization expense	12,928	11,915	3,028

Changes in assets and liabilities:
Prepaid expenses and other assets	3,135	(3,135)	-
Accounts payable and accrued liabilities	562,922	(641,615)	(1,369,327)
Accounts payable-Manager and Affiliates	441,203	34,282	(106,506)
Net cash used in operating activities	(2,513,385)	(6,047,309)	(8,994,573)

Cash flows from investing activities:
Additions to Property, Plant and Equipment	(47,533)	(133,116)	(60,566)
Net cash used in investing activities	(47,533)	(133,116)	(60,566)

Cash flows from financing activities:
Members' equity contributions	4,157,841	6,200,000	6,900,000
Net cash provided by financing activities	4,157,841	6,200,000	6,900,000

Net increase (decrease) in cash and cash equivalents	1,596,923	19,575	(2,155,139)
Cash and cash equivalents at beginning of period	492,631	473,056	2,628,195
Cash and cash equivalents at end of period	$2,089,554	$492,631	$473,056

Supplemental Disclosure of Cash Flow Information
Non cash investing and financiang activities
Asset Retirement Obligation	$385,518	$-	$-

 See accompanying notes to financial statements.

PEAK GOLD, LLC
Notes to Financial Statements

1.         Organization and Nature of the Business

Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, or “our), is a Delaware limited liability company formed on January 8, 2015 between Royal Gold, through its wholly-owned subsidiary, Royal Alaska, LLC (“Royal Alaska”), and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (together, “Contango”).  Royal Alaska and Contango entered a limited liability company agreement for Peak Gold, a joint venture for exploration and advancement of the Manh Choh Project (formerly known as the “Peak Gold Project”, and renamed in early 2021) located near Tok, Alaska (the “Manh Choh Project”).  Contango contributed all of its assets related to the Manh Choh Project to Peak Gold, including a mining lease and certain state of Alaska mining claims.  Royal Alaska contributed $5.0 million in cash to Peak Gold.  Contango initially held a 100% membership interest in Peak Gold. Royal Alaska had the right to obtain up to 40% of the membership interest in Peak Gold by making contributions of up to $30.0 million (including Royal Alaska’s initial $5.0 million contribution) in cash to Peak Gold by October 31, 2018. As of September 30, 2020, Royal Alaska had contributed $37,139,090 and had a 40.0% membership interest in Peak Gold.

On September 29, 2020, Peak Gold, Royal Alaska, and Contango entered into a Separation and Distribution Agreement creating the formation of Contango Minerals Alaska, LLC (“Contango Minerals”) and contributing approximately 167,000 acres of State of Alaska mining claims, and a 1.0% net smelter returns royalty interest on certain contributed State of Alaska mining claims.  Peak Gold then made simultaneous distributions to Royal Alaska and Contango by granting to Royal Gold a new 28.0% net smelter return on all silver produced from a defined area within the Tetlin lease area and also transferring the additional 1.0% net smelter returns royalty on the contributed Alaska state mining claims to Royal Gold, and assigning 100% of the membership interest in Contango Minerals to Contango. The distribution of the State of Alaska mining claims to Contango Minerals meets the definition of a non-reciprocal nonmonetary transfer and would generally be recorded at fair value to the extent fair value is determinable. However, to date, Peak Gold's gold exploration has concentrated on the Tetlin lease area (which was retained by Peak Gold), with only a limited amount of work performed on the State of Alaska mining claims. Peak Gold has concluded that the fair value of the state claims is not determinable within reasonable limits, and therefore has recorded the distribution at historical book value. Peak Gold’s historical book value associated with the State of Alaska mining claims was zero as of the date of the distribution to Contango Minerals because the costs associated with exploration performed on these claims were expensed when incurred. Therefore, these distributions had no impact on the Company’s financial statements.

In connection with the Separation and Distribution Agreement, Peak Gold and Contango Minerals entered into an Option Agreement. Under the terms of the Option Agreement Contango Minerals granted Peak Gold an option, subject to certain conditions, to purchase approximately 13,000 acres of State of Alaska mining claims which were contributed to Contango Minerals together with all extralateral rights, water and water rights, easements and rights-of-way or other appurtenances and tenures attached to or associated with such claims that are held by Contango Minerals. Subsequent to year end, Peak Gold exercised its option to purchase the State of Alaska mining claims on June 15, 2021 for the exercise price of $50,000.

On September 30, 2020, KG Mining (Alaska) Inc., (formerly known as Skip Sub, Inc.) (“KG Mining”) acquired a 70% interest in Peak Gold in two separate transactions.  KG Mining purchased 40% of Peak Gold by acquiring Royal Alaska from Royal Gold for total cash consideration of $49.2 million and $12.1 million in return for the sale of Royal Gold’s entire holding of 809,744 shares of Contango’s common stock. KG Mining then purchased an additional 30% of Peak Gold from Contango for total consideration of $32.4 million in cash and 809,744 shares of Contango’s common stock. On October 1, 2020, KG Mining and CORE Alaska entered into the Amended and Restated Limited Liability Company Agreement of Peak Gold, LLC (“LLC Agreement”) giving KG Mining broad authority to construct and operate the Manh Choh Project, with Contango retaining a 30% non-operating minority interest.  Concurrently the Company’s fiscal year was changed to December 31.

PEAK GOLD, LLC
Notes to Financial Statements

Upon the change of control described above, KG Mining determined push down accounting would not apply to Peak Gold.

2.         Liquidity

The Company incurs losses due to exploration and advancement of the Manh Choh Project and is reliant upon KG Mining and Contango to fund the future operations.

Cash requirements to fund the calendar year 2021 exploration budget, and exploration and advancement activities that occur one year from these financial statements, will be funded through a combination of existing cash and equity contributions from KG Mining and Contango. If KG Mining and Contango were not able to fund future equity contributions, the exploration and advancement activities on the Manh Choh Project would be significantly reduced or stopped.

3.         Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents were held in cash deposit accounts as of December 31, 2020, June 30, 2020 and June 30, 2019.

Mineral Interests

Mineral interests includes the Tetlin lease, which make up the Manh Choh Project. At such time as the associated exploration stage mineral interests is converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral interests, on an units-of-production (“UOP”) method using proven and probable reserves, once declared.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion, amortization, and accumulated impairment losses.  The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and for qualifying assets, capitalized interest costs.

The Company categorizes property, plant, and equipment based on the type of asset.

PEAK GOLD, LLC
Notes to Financial Statements

Mobile and other equipment are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset.  Useful lives for mobile and other equipment range from 3 to 5 years.

Buildings are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset.  Useful lives for buildings are 15 years.

Land is not depreciated.

Asset Impairment

We evaluate our mineral interests and property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of exploration stage mineral interests in the event of significant decreases in commodity prices, and whenever new information regarding the mineral interests is obtained indicating that production or further exploration will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral interests and property, plant and equipment. Impairments in the carrying value of the mineral interests and property, plant and equipment is measured and recorded to the extent that the carrying value in the mineral interests exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. There were no indicators of potential impairment for the fiscal periods ended December 31, 2020, June 30, 2020 and June 30, 2019.

Reclamation and Remediation Obligations

The Company records a liability and corresponding cost capitalized as part of the related asset’s carrying value for the fair value of the obligation based on discounted cash flows of the estimated costs of legal obligations for future site reclamation and closure activities.  The obligation is reassessed periodically or when new material information becomes available.  Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, or cost estimates.  Changes to the reclamation and remediation obligation are recorded with an offsetting change to the related asset.  The periodic unwinding of the discounted obligation is recognized in the statements of operations as accretion expense.

Costs and Expenses

Costs and expenses are those costs specific to the exploration and advancement of the Manh Choh Project. These costs are expensed when incurred.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

PEAK GOLD, LLC
Notes to Financial Statements

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

4.         Members’ Equity

On October 1, 2020, KG Mining and Contango entered into the LLC Agreement as described further in Note 1 after KG Mining’s acquisition of 70% of Peak Gold. In accordance with the LLC Agreement, KG Mining and Contango are expected to make contributions to Peak Gold based on their respective membership interests. If a member has not contributed all or any portion of any additional capital contribution that such member is or was required to contribute the other member may elect to pay the entire default amount to the company on behalf of the delinquent member. The non-defaulting member has the option to treat the default amount as a loan to the delinquent member or as a capital contribution to the Company. If it is treated as a capital contribution, the defaulting member’s interest in the Company will be diluted. No member shall be entitled to the return of any part of its capital contributions or to be paid interest on either its capital account or its capital contributions. No capital contribution that has not been returned shall constitute a liability of the Company, the Manager or any Member.

The Company is governed by a management committee consisting of three representatives, of which two representatives were appointed by KG Mining and one representative was appointed by Contango. Each member, acting through its representatives, will vote on the management committee in accordance with its interest.

For the three months ended December 31, 2020 KG Mining contributed $2,621,389 and Contango contributed $1,123,452. For the three months ended September 30, 2020 Contango contributed $247,800 and Royal Alaska contributed $165,200.

PEAK GOLD, LLC
Notes to Financial Statements

5.         Property, Plant and Equipment and Mineral Interests

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

PEAK GOLD, LLC
Notes to Financial Statements

6.         Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities of $753,563, $190,641, and $832,256 as of December 31, 2020, June 30, 2020, and June 30, 2019 consisted primarily of fees due to consultants as a result of permitting and exploration activities on the Manh Choh Project.

7.         Related Party Transactions

Prior to October 1, 2020 the Company was responsible for reimbursement of certain overhead and general and administrative expenses of Royal Alaska in lieu of a management fee which was calculated as 5% of allowable costs, as defined, up to $500,000 per year until the Management Committee has made a construction decision in respect of commercial facilities for the Manh Choh Project. Upon and after the time the Management Committee made a construction decision for the Manh Choh Project, the reimbursable expenses were to be calculated as 3% of allowable costs, up to $5,000,000 per year.

The Company incurred reimbursable costs due to Royal Alaska of $27,775, $258,897, and $357,893 for the six months ended December 31, 2020 and fiscal years ended June 30, 2020 and 2019, respectively. The reimbursable costs were determined using the 5% rate as described above, as the Management Committee had not made a construction decision. The reimbursable costs to Royal Alaska are included within Administrative Charge on the statements of operations.

On October 1 2020, KG Mining and Contango entered into the Amended and Restated Limited Liability Company Agreement of Peak Gold LLC.  Under the agreement, KG Mining receives an Administrative Charge on all the costs charged to the business accounts of Peak Gold with certain exclusions. The administrative charge is 5% of allowable costs for the exploration phase, 3% for the development phase and 2% for the mining phase. Currently the project is in the exploration phase and the administrative charge is 5%. For the three months ended December 31, 2020, the administrative charge was $135,161 and was included in the Administrative Charge on the statements of operations.

Kinross Gold Corporation and its affiliates (collectively “Kinross”) provide project management and technical support to Peak Gold and the costs of this labor is charged to Peak Gold based on actual labor, benefits and bonuses paid to those Kinross employees. For the six months ended December 31, 2020 Kinross and its affiliates invoiced Peak Gold $398,040 for these services.  These costs are included in Manager and Affiliate Employee Labor on the statements of operations.

8.           Reclamation and Remediation Obligation

The Company conducts its activities to comply with all applicable laws and regulations governing protection of the environment.  The Company estimates future reclamation costs based on the level of current activity and estimates costs required to fulfill the Company’s future obligations.  The reclamation and remediation obligation of $385,518 as of December 31, 2020 consists primarily of estimated costs for future reclamation activities associated with current exploration and Manh Choh Project activities.

PEAK GOLD, LLC
Notes to Financial Statements

9.         Commitments and Contingencies

The Company is required to make payments of $100,000 per year, payable in quarterly advance increments of $25,000 on each April 1, July 1, October 1, and January 1, to the Native Village of Tetlin (“Tetlin”) under the Community Support Agreement (“Agreement”) dated April 28, 2016. The Agreement was extended for one year effective January 1, 2021 and now expires on January 1, 2022 and may be renewed for one-year increments on mutual agreement of the parties. The charges are included within Community Relations on the statements of operations.

On December 30, 2020 Peak Gold and Tetlin entered into Amendment No 6 to the Mineral Lease where Tetlin elected to exercise the Buyback Option (as defined in the Mineral Lease) to increase the Production Royalty rate by 0.75% for $450,000. The Tetlin payment of the Buyback Option will be satisfied as a reduction against future Production Royalty payments made to Tetlin.

10.     Transition Period Comparative Data (unaudited)

Under the terms of the LLC Agreement Peak Gold changed its fiscal year from June 30 to December 31, effective December 31, 2020.  As a result of this change, the financial statements include the financial results for the six-month transition period from July 1, 2020 to December 31, 2020. The following tables present certain comparative transition period financial information for six months ended December 31, 2020 and 2019.

PEAK GOLD, LLC
Notes to Financial Statements

11.       Subsequent Events

The Company has evaluated subsequent events through [June X, 2021], the date these financial statements were available to be issued.  There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Company, in future fiscal years, other than as disclosed in these financial statements and notes.